Exhibit (a)(4)

Changes in Registrant’s Certifying Accountant

Tait, Weller & Baker LLP was previously the independent registered public accounting firm for Innovator RTFs Trust (the “Trust”). Effective October 2, 2017, that firm resigned and was replaced by Cohen & Company, Ltd. (“Cohen”) Cohen’s appointment as the independent registered public accounting firm for the Trust was recommended by the audit committee of the board of trustees and approved by the full board.

During the past two fiscal years ended November 30, 2016 and 2015, and the subsequent interim period through October 2, 2017, there were no: (1) disagreements with Tait, Weller & Baker LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of Tait, Weller & Baker LLP on the financial statements of the Trust as of and for the years ended November 30, 2016 and 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The Trust has provided Tait, Weller & Baker LLP with a copy of the disclosures required by Item 304(a) of Regulation S-K contained in this Current Report on Form N-CSR and has requested that Tait, Weller & Baker LLP furnish the Trust with a letter addressed to the Securities and Exchange Commission stating whether Tait, Weller & Baker LLP agrees with the statements made by the Trust in this Current Report on Form N-CSR and, if not, stating the respects in which it does not agree. A copy of Tait, Weller & Baker LLP’s letter, dated December 22, 2017, is filed as Exhibit C to this Current Report on Form N-CSR.